Via Facsimile and U.S. Mail
Mail Stop 03-09

	January 11, 2005

Michael E. Tarvin, Esq.
Select Medical Corporation
4716 Old Gettysburg Road
Mechanicsburg, Pennsylvania 17055

Re:	Select Medical Corporation
Amendments to Proxy Statement on Schedule 14A, Schedule 13E-3 and all included and incorporated documents
File No. 1-31441, filed December 21, 2004

Dear Mr. Tarvin:

      We have reviewed your filings and response letter dated December 21, 2004 and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. In future filings and future responses to our comments, please ensure that:
* The filed redline correctly marks all changes from the previous filing. As an example only, we note that the filed redline version of the amended Schedule 13E-3 does not mark the added signatures or added exhibits.
* Correct page numbers are referenced in your response letter, especially since many of your responses do not contain substantive information but refer us to information in the filings. As an example only, you reference changes to page 5 of the Schedule 14A in response to prior comments 36 and 37 but we could not find these referenced changes on page 5 of the amended Schedule 14A.


2.  We note the response to prior comment number 27.  Advise us of
the authority upon      which you rely to redact information
concerning the identities of the potential buyers from the presentations dated October 6 and 13, 2004.

Amendment No. 1 Schedule 14A

3. We note that you inadvertently filed a definitive Schedule 14A on
December 21, 2004. Please ensure that the Schedule 14A is filed correctly as a preliminary proxy statement.

Questions and Answers About the Merger, page 13

4. We note your response to prior comment 20. The staff does not object to your representation that the appointment of an additional representative unaffiliated with Select to act solely on behalf of the unaffiliated security holders of Select was not necessary in light of the creation of the special committee, and the fact that the use of a special committee is a well-recognized mechanism to achieve fairness in transactions such as the merger. In the Q&A where you made this statement, however, please also disclose that:

* if the merger is completed, each special committee member will receive cash payments for their shares and stock options in an aggregate amount equal to $1,615,728, and
* the interests of the special committee and the unaffiliated stockholders of Select may not be aligned.

Reasons for the Board of Director`s Determination, page 34

5. Revise to specifically indicate, if true, that the Board of Directors concluded that the proposed transaction is both procedurally and substantively fair to the unaffiliated security holders of Select.

Position of the Buying Group as to the Fairness of the Merger,
page
43

6. We have reviewed the revised disclosure and reply provided in response to prior comments 40 and 41. Please revise the discussion of the analyses in support of the fairness determinations made by each filing person, including Select, to ensure that each of the factors identified in Instruction 2 to Item 1014 of Regulation M-A has been specifically addressed. To the extent that one of the filing persons did not consider one or more of the factors material or relevant to their fairness determination, the disclosure should be revised to reflect their reasons for so concluding. See Question and Answer No.
20 in Exchange Act Release No. 17719 (April 13, 1981).

Selected Historical Financial Information, page 91

7. We note your response to comment 48; however, we continue to believe that non-GAAP measures, such as EBITDA and EBITDA as a % of net revenue, that eliminate recurring items are not permissible unless management reasonably believes that the financial impact of these items will disappear or become immaterial within a near-term finite period. Since the items that you exclude from EBITDA are significant components of your business, the financial impact of these items will not disappear or become immaterial in the future. While Item 10(e) of Regulation S-K does not expressly prohibit the removal of recurring items, Answer 8 of "Frequently Asked Questions
Regarding the Use of Non-GAAP Financial Measures" indicates that registrants must demonstrate the usefulness of any measure that excludes recurring items, especially if that measure is used to evaluate performance. Answer to Question 8 of the Non-GAAP FAQ further states that it is permissible, and may be necessary, to identify, discuss and analyze material items in MD&A, whether they are recurring or non-recurring; and that it may be necessary to discuss the nature of such items and their significance to investors in evaluating the company`s results of operations. Therefore, we believe that material items such as depreciation, amortization, interest expense and income taxes should be discussed in MD&A but should not be eliminated or adjusted in connection with a non-GAAP measure. Please revise your disclosures to delete these non-GAAP measures or provide additional supplemental information to demonstrate why these measures provide useful information to investors.


Form 10-K for December 31, 2003

Item 6. Selected Consolidated Financial Data, page 27

8.  Based on the preceding comment related to your Preliminary
Proxy
Statement, please revise your disclosures here and in other sections of the filing to remove all inappropriate non-GAAP measures, such as
EBITDA and EBITDA as a % of net revenue, in future filings.





*    *    *    *

      As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.


      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Amy Bruckner at (202) 824-5548 or Don Abbott at
(202) 942-2819 if you have questions regarding comments on the financial statements and related matters. Please contact Anne
Nguyen
at (202) 942-2895, or me at (202) 942-1840 with any other
questions.


Sincerely,



Assistant Director
Jeffrey Riedler


cc:	Carmen J. Romano
Dechert LLP
4000 Bell Atlantic Tower
1717 Arch Street
Philadelphia, Pennsylvania 19103
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Michael E. Tarvin, Esq.
Select Medical Corporation
January 11, 2005
Page 4